Filed by Acies Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Of the Securities Exchange Act of 1934

Subject Company: PLAYSTUDIOS, Inc.

Commission File No. 001-39652

Date: May 11, 2021

PLAYSTUDIOS, INC. ANNOUNCES FIRST QUARTER 2021 RESULTS

First Quarter Revenue of $74.1 Million, up 27.1% Year-over-Year –

Launched myVegas Bingo in March, enabling the company to enter one of the fastest growing casual game categories

Las Vegas, Nevada – May 11, 2021 – PLAYSTUDIOS, Inc. (“PLAYSTUDIOS” or the “Company”), an award-winning developer of free-to-play casual games for mobile and social platforms that offer real-world rewards to loyal players, today announced financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Financial Highlights

●	Revenue was $74.1 million during the first quarter of 2021, representing an increase of 27.1% year-over-year, compared to $58.3 million during the first quarter of 2020.
●	Net income was $5.9 million during the first quarter of 2021, representing an increase of 7.8% year-over-year, compared to net income of $5.5 million during the first quarter of 2020.
●	AEBITDA, a non GAAP financial measure defined below, was $14.5 million during the first quarter of 2021, representing an increase of 7.7% year-over-year, compared to AEBITDA of $13.5 million during the first quarter of 2020.

Andrew Pascal, Chief Executive Officer, of PLAYSTUDIOS commented, “2021 is off to a strong start. First quarter revenue growth of 27% has accelerated compared to last year’s levels, driven by the performance of our core portfolio of games. Looking ahead, we expect the results for the rest of 2021 will reflect the combination of the current momentum in our existing portfolio with new game expansions into two of the fastest growing game categories—bingo and idle role-playing games, or RPG.

“During March, we launched myVEGAS Bingo, a game that elevates classic bingo with enhanced social features and the opportunity to earn real-world rewards. While it remains early, initial results are going well. We are also on track to launch Kingdom Boss, our entry into the idle RPG category during the second half of 2021. The entry into these new and rapidly growing categories should allow us to leverage our loyalty mechanics and our player network and enable us to continue to attract, retain, and monetize a growing player base.

“In addition to our 2021 new game launches, looking ahead to the closing of the business combination with Acies and the reopening of the economy, which will reactivate many of the rewards in our playAWARDS program, we feel we are well-positioned to enjoy continued organic growth as well as act on key strategic acquisitions. We are excited by the opportunity to continue to scale our unique playAWARDS loyalty program for the benefit of our shareholders.”

Recent Business Highlights

•	Started efforts to diversify the portfolio with the launch of myVEGAS Bingo in March 2021, expanding into one of the fastest growing game categories using its proven approach.
•	Remain on schedule to launch Kingdom Boss, the Company’s entry into the fast-growing idle RPG category during the second half of 2021. The Company intends to leverage its entry into this category to attract both new rewards partners and players, expanding the reward offerings across sports, live entertainment, concerts, amusement and theme parks and other attractions.
•	Expanded strategic partnership with MGM Resorts International by adding MGM Springfield hotel and casino resorts to the playAWARDS Loyalty Platform, becoming the 17th MGM Resorts International property featured in the playAWARDSs catalog.
•	Continued to add new and popular content to the myVEGAS Slots app such as King & Kraken, an innovative new social game combining traditional virtual slot gaming with social quests and shared rewards, and SHAQ9, which puts fans next to a virtual version of NBA Hall-of-Famer Shaquille O’Neal as they spin reel slots, unlock mini-games and earn valuable loyalty points.

Business Combination Transaction

On February 1, 2021, PLAYSTUDIOS entered into a business combination agreement with Acies Acquisition Corp. (Nasdaq: ACAC) (“Acies”). The business combination is expected to close during the second or third quarters of 2021. Upon the closing of the transaction, and assuming none of Acies public stockholders elect to redeem their shares, the combined company is expected to have approximately $290 million of cash and no debt. The closing of the transaction will result in the Company becoming a Nasdaq listed company under the ticker symbol “MYPS”.

About PLAYSTUDIOS, Inc.

PLAYSTUDIOS is the developer and operator of award-winning free-to-play casual games for mobile and social platforms. The company’s collection of original and published titles is powered by its groundbreaking playAWARDS loyalty marketing platform, which enables players to earn real-world rewards from a portfolio of global entertainment, retail, technology, travel, leisure, and gaming brands across 17 countries and four continents. Founded by a team of veteran gaming, hospitality, and technology entrepreneurs, PLAYSTUDIOS brings together beautifully designed mobile gaming content with an innovative loyalty platform in order to provide its players with an unequaled entertainment experience and its partners with actionable business insights. To learn more about PLAYSTUDIOS, visit playstudios.com

About Acies Acquisition Corp.

Acies Acquisition Corp. (Nasdaq: ACAC) is a newly organized blank check company, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The Company was established in October 2020 to focus on identifying a business combination target within the live, location-based and mobile experiential entertainment industries. To learn more about Acies, visit https://aciesacq.com

Key Performance Indicators

We manage our business by regularly reviewing several key operating metrics to track historical performance, identify trends in player activity, and set strategic goals for the future. Our key performance metrics are impacted by several factors that could cause them to fluctuate on a quarterly basis, such as platform providers’ policies, seasonality, player connectivity, and the addition of new content to games. We believe these measures are useful to investors for the same reasons. The key performance indicators may differ from similarly titled measures presented by other companies.

Daily Active Users (“DAU”): DAU is defined as the number of individuals who played a game on a particular day. We track DAU by the player ID, which is assigned for each game installed by an individual. As such, an individual who plays two different games on the same day is counted as two DAU while an individual who plays the same game on two different devices is counted as one DAU. Average DAU is calculated as the average of the DAU for each day during the period presented. We use DAU as a measure of audience engagement to help us understand the size of the active player base engaged with our games on a daily basis.

Monthly Active Users (“MAU”): MAU is defined as the number of individuals who played a game in a particular month. As with DAU, an individual who plays two different games in the same month is counted as two MAU while an individual who plays the same game on two different devices is counted as one MAU. Average MAU is calculated as the average of MAU for each calendar month during the period presented. We use MAU as a measure of audience engagement to help us understand the size of the active player base engaged with our games on a monthly basis.

Daily Paying Users (“DPU”): DPU is defined as the number of individuals who made a purchase in a mobile game during a particular day. As with DAU and MAU, we track DPU based on account activity. As such, an individual who makes a purchase on two different games in a particular day is counted as two DPU while an individual who makes purchases in the same game on two different devices is counted as one DPU. Average DPU is calculated as the average of the DPU for each day during the period presented. We use DPU to understand the size of our active player base that makes in-game purchases. This focus directs our strategic goals in setting player acquisition and pricing strategy.

Daily Payer Conversion: Daily Payer Conversion is defined as DPU as a percentage of DAU on a particular day. Average Daily Payer Conversion is calculated as the average DPU divided by average DAU for a given period. We use Daily Payer Conversion to understand the monetization of our active players.

Average Daily Revenue Per DAU (“ARPDAU”): ARPDAU is defined for a given period as the average daily revenue per average DAU, and is calculated as game and advertising revenue for the period, divided by the number of days in the period, divided by the average DAU during the period. We use ARPDAU as a measure of overall monetization of our players.

Non-GAAP Financial Measures

To provide investors with information in addition to results as determined by GAAP, the Company discloses AEBITDA as a non-GAAP measure that management believes provides useful information to investors. This measure is not a financial measure calculated in accordance with GAAP and should not be considered as a substitute for revenue, net income or any other operating performance measure calculated in accordance with GAAP, and may not be comparable to a similarly titled measure reported by other companies.

We define AEBITDA as net income before interest, income taxes, depreciation and amortization, restructuring and related costs (consisting primarily of severance and other restructuring related costs), stock-based compensation expense, and other income and expense items (including special infrequent items, foreign currency gains and losses, and other non-cash items). We also present margin, a non-GAAP measure, which we calculate as AEBITDA as a percentage of net revenues.

We believe that the presentation of AEBITDA provides useful information to investors regarding the Company’s results of operations because the measure assists both investors and management in analyzing and benchmarking the performance and value of our business. AEBITDA provides an indicator of performance that is not affected by fluctuations in certain costs or other items. Accordingly, management believes that this measure is useful for comparing general operating performance from period to period, and management relies on this measure for planning and forecasting of future periods. Additionally, this measure allows management to compare results with those of other companies that have different financing and capital structures. However, other companies may define AEBITDA differently, and as a result, our measure of AEBITDA may not be directly comparable to that of other companies.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The Company's and Acies’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue" and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company's and Acies expectations with respect to the closing of the business combination transaction between the Company and Acies; the future performance and anticipated financial impacts of the proposed business combination, the satisfaction of the closing conditions to the proposed transaction, the timing of the completion of the proposed transaction, future financial condition and performance of PLAYSTUDIOS and expected financial impacts of the transaction (including future revenue, Adjusted EBITDA, pro forma equity value and cash balance), the PIPE transaction, the level of redemptions of Acies’ public stockholders and the products and markets and expected future performance and market opportunities of PLAYSTUDIOS. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company's and Acies’ control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Acies’ securities; (2) the risk that the transaction may not be completed by Acies’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Acies (3) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the stockholders of Acies, the satisfaction of the minimum trust account amount following any redemptions by Acies’ public stockholders and the receipt of certain governmental and regulatory approvals; (4) the lack of a third party valuation in determining whether or not to pursue the proposed transaction; (5) the inability to complete the PIPE transaction; (6) the effect of the announcement or pendency of the transaction on the Company’s business relationships, operating results, and business generally; (7) the ability to maintain the listing of Acies’ securities on a national securities exchange; (8) changes in the competitive and regulated industries in which the Company operates, variations in operating performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure; (9) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and to identify and realize additional opportunities; (10) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions; or (11) other risks and uncertainties included in Acies’ or the Company's other filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of factors is not exclusive, and readers should also refer to those risks that will be included under the header “Risk Factors” in the registration statement on Form S-4 filed by Acies with the SEC and those included under the heading “Risk Factors” in the final prospectus of Acies related to its initial public offering and those included in other filings made by Acies or the Company with the SEC from time to time. Readers are cautioned not to place undue reliance upon any forward-looking statements in this press release, which speak only as of the date made. Acies and the Company do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements in this press release to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

In connection with the proposed business combination, on February 16, 2021, Acies filed a preliminary registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of Acies’ common stock in connection with its solicitation of proxies for the vote by Acies’ stockholders with respect to the proposed business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. After the registration statement is declared effective, Acies will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Acies’ stockholders, the Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about the Company, Acies and the business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Acies as of a record date to be established for voting on the proposed business combination. Acies’ stockholders and the Company’s stockholders will also be able to obtain copies of the proxy statement / prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Acies Acquisition Corp., 1219 Morningside Drive, Suite 110, Manhattan Beach, CA 90266.

Participants in the Solicitation

Acies and PLAYSTUDIOS and their respective directors and officers may be deemed participants in the solicitation of proxies of Acies’ stockholders in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Investor Relations

Jacques Cornet

IR@playstudios.com

Media Relations

Doug Donsky / Amy Rossetti

media@playstudios.com

Acies Acquisition Corp.

info@aciesacq.com

PLAYSTUDIOS, INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited and in thousands, except par value amounts)

	March 31,	December 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$39,475	$48,927
Receivables	31,961	16,616
Prepaid expenses	2,566	2,429
Income tax receivable	5,938	6,959
Other current assets	6,113	2,854
Total current assets	86,053	77,785
Property and equipment, net	5,687	6,201
Internal-use software, net	40,074	38,756
Goodwill	5,059	5,059
Intangibles, net	1,512	1,624
Deferred income taxes	3,109	3,109
Other long-term assets	4,379	1,927
Total non-current assets	59,820	56,676
Total assets	$145,873	$134,461

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$5,348	$4,717
Accrued liabilities	32,612	29,089
Total current liabilities	37,960	33,806
Minimum guarantee liability	250	300
Deferred income taxes	2,860	2,970
Other long-term liabilities	1,185	1,306
Total non-current liabilities	4,295	4,576
Total liabilities	$42,255	$38,382
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.00005 par value (168,638 shares authorized, 162,596 shares issued and outstanding as of March 31, 2021 and December 31, 2020; aggregate liquidation preference of $33,750 as of March 31, 2021 and December 31, 2020)	8	8
Common stock, $0.00005 par value (506,000 shares authorized, 241,347 and 238,186 shares issued and outstanding as of March 31, 2021 and December 31, 2020, respectively)	12	12
Additional paid-in capital	73,693	71,776
Retained earnings	29,720	23,802
Accumulated other comprehensive income	185	481
Total stockholders’ equity	103,618	96,079
Total liabilities and stockholders’ equity	$145,873	$134,461

PLAYSTUDIOS, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited and in thousands, except per share data)

	Three Months Ended March 31,
	2021	2020
Net revenues	$74,097	$58,302

Operating expenses:
Cost of revenue (1)	24,488	19,734
Selling and marketing	17,000	11,926
General and administrative	4,279	5,710
Research and development	14,746	9,483
Depreciation and amortization	6,034	5,388
Total operating costs and expenses	66,547	52,241
Income from operations	7,550	6,061

Other income (expense), net:
Interest income (expense), net	(42)	54
Other expense, net	(242)	(188)
Total other expense, net	(284)	(134)
Income before income taxes	7,266	5,927
Provision for income taxes	(1,348)	(435)
Net income	$5,918	$5,492

Net income attributable to common stockholders:
Basic	$1,918	$1,654
Diluted	$2,099	$1,729
Net income attributable to common stockholders per share:
Basic	$0.01	$0.01
Diluted	$0.01	$0.01

(1) Amounts exclude depreciation and amortization.

PLAYSTUDIOS, INC.

RECONCILIATION OF NET INCOME TO AEBITDA

(Unaudited and in thousands, except percentages)

The following table sets forth the reconciliation of AEBITDA and AEBITDA margin, which we calculate as AEBITDA as a percentage of net revenues, to net income and net income margin, the most directly comparable GAAP measures (in thousands, except percentages).

	Three Months Ended March 31,
	2021	2020
Net income	$5,918	$5,492
Depreciation & amortization	6,034	5,388
Income tax (benefit) expense	1,348	435
Stock-based compensation expense	900	625
Special infrequent(1)	-	1,400
Restructuring expense(2)	56	28
Other(3)	284	134
AEBITDA	14,540	13,502
Net revenues	74,097	58,302
Margin as a % of net revenue
Net income margin	8.0%	9.4%
AEBITDA margin	19.6%	23.2%

(1)	Amounts reported during the three months ended March 31, 2020 represent charitable donations made by us related to the COVID-19 pandemic.
(2)	Amounts reported during the three months ended March 31, 2021 and March 31, 2020 consist of severance-related costs.
(3)	Amounts reported in “Other” include interest expense, interest income, foreign currency gains/losses, and non-cash gains/losses on the disposal of assets.

PLAYSTUDIOS, INC.

SUPPLEMENTAL DATA – KEY PERFORMANCE INDICATORS

(Unaudited and in thousands, except percentages and ARPDAU)

	Three Months Ended March 31,
	2021	2020	$ Change	% Change
Average DAU	1,259	1,612	(353)	(21.9)%
Average MAU	3,733	4,577	(844)	(18.4)%
Average DPU	36	33	3	9.1%
Average Daily Payer Conversion	2.9%	2.0%	0.9pp	45.0%
ARPDAU (in dollars)	$0.65	$0.40	$0.25	62.5%